                                                                  EXHIBIT (a)(5)

FOR IMMEDIATE RELEASE

CONTACT:
C. TROY WOODBURY, JR.                    SUSAN STILLINGS / PATRICIA STURMS
TREASURER AND CHIEF FINANCIAL OFFICER    JOELE FRANK, WILKINSON BRIMMER KATCHER
WEGENER CORPORATION                      (212) 355-4449
(770) 814-4015
FAX (770) 623-9648
INFO@WEGENER.COM

                     WEGENER AGAIN ADDRESSES RADYNE'S FALSE
                            AND MISLEADING STATEMENTS

      RADYNE'S UNSOLICITED HOSTILE BID FILLED WITH MISINFORMATION AND SPIN

(May 9, 2003) - Duluth, Georgia - Wegener Corporation (Nasdaq: WGNR) today responded to false and misleading public statements made by Radyne ComStream Inc. (Nasdaq: RADN) in connection with its unsolicited hostile tender offer for shares of Wegener filed on April 23, 2003. A non-management independent committee of Wegener's Board determined Radyne's $1.55 per share cash offer to be grossly inadequate and unfair to Wegener stockholders.

Robert A. Placek, chairman, president and chief executive officer of Wegener, said "The timing of Radyne's offer is no coincidence. This is an opportunistic, unsolicited hostile attempt to take over Wegener just as its most promising products are coming to market. Radyne is trying to steal this upside potential from Wegener stockholders.

"In support of its attempt to gain control of our Company, Radyne and its CEO, Robert Fitting, have launched a public relations blitz directed at our stockholders that is filled with false and misleading information," continued Mr. Placek. "We will do our best to be sure that our stockholders have access to the truth by continuously correcting Mr. Fitting's and Radyne's false and deceptive statements."

WEGENER'S RETENTION AGREEMENTS ARE STANDARD AND APPROPRIATE

Wegener adopted standard and appropriate employee retention agreements in light of Radyne's unsolicited hostile overtures. The board felt it was appropriate to implement these agreements to keep the team in place that has overseen the extensive R&D efforts on major new products that are just now coming to market. In fact, more than 70% of those who received retention agreements are part of Wegener's technical team. It is important to highlight that these retention agreements are only effective if there is a change in control and the employees are terminated.

The types of severance agreements the Wegener board entered into with several of it's key employees are very common. In fact, Radyne's Annual Report to Shareholders indicates that Mr. Fitting himself, along with two other senior Radyne officers, have even richer severance packages in the event of a takeover than those recently adopted by Wegener. According to Radyne's Form 10-K, Mr. Fitting earned a base salary of $296,055 in 2002 and has a severance agreement providing for a payment equal to 300% of his base salary immediately upon a change in control of Radyne. By contrast, Mr. Placek earned a base salary of $179,078 in 2002 and has a severance agreement providing for a payment equal to 250% of his annual salary in the event of a change in control of Wegener and he is terminated.

WHY WEGENER HAS NOT MET WITH RADYNE

The Wegener Board immediately put into motion a series of events designed to allow it to consider a proposal received in a letter from Mr. Fitting dated April 1, 2003, but Radyne "jumped the gun." Mr. Placek had personally conveyed to Mr. Fitting that he would schedule a Board meeting to consider the issues. Radyne embarked on its hostile course without allowing Wegener sufficient time to address the issue internally by launching its hostile tender offer on the day the Wegener Board met to consider Radyne's initial overture. In any event, there is no need to hold a meeting with Radyne to discuss a grossly inadequate cash offer price.

WEGENER BOARD IS COMMITTED TO REALIZING STOCKHOLDER VALUE

We believe recent Wegener stock prices do not reflect the value of a very important new line of products from Wegener that is just beginning to reach the marketplace. Management expects these new products to have a significant positive impact on Wegener's revenues and earnings going forward. We believe our stock price has been negatively affected by the general downturn in the economy, the stock market and our industry in particular. In fact, Radyne's stock, which traded as high as $35 per share in 2000, has traded as low as $1.25 per share in the last year.

For these reasons, the Board believes the recent prices for Wegener stock do not reflect the true value of the Company. The Board believes Radyne is trying to take advantage of the recent Wegener stock price by offering a price that appears to offer a fair premium, but which actually significantly undervalues the Company.

WEGENER'S BOARD AND MANAGEMENT ARE ALIGNED WITH STOCKHOLDERS' INTERESTS

Mr. Placek continued that, "Mr. Fitting has carefully calibrated his public comments to make it sound like he is the protector of our stockholders. Based on the operating and stock price performance of his company of late, I suggest that he worry more about his own stockholders. We are fulfilling all of our duties to our stockholders by running this company the very best we can and by protecting our stockholders from a coercive, inadequate offer, just when our potential is the greatest - as we reach the market with our new line of iPUMP and HDTV products."

Stockholders may obtain a copy of the WEGENER Schedule 14D-9
Solicitation/Recommendation statement filed with the SEC on the Company's information site at www.wegener.com. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement by calling Innisfree M&A Incorporated, toll-free at (888) 750-5834 or collect at (212) 750-5833.

ABOUT WEGENER COMMUNICATIONS

WEGENER is an international provider of digital solutions for IP data, video and audio networks. Applications include IP data delivery, broadcast television, cable television, radio networks, business television, distance education, business music, and satellite paging. COMPEL(R), WEGENER's patented network control system provides networks with unparalleled ability to regionalize programming and commercials. COMPEL(R) network control capability is integrated into WEGENER digital satellite receivers such as the revolutionary iPUMP(R) and MediaPlan(R). WEGENER can be reached at +1.770.814.4000 or on the World Wide Web at www.wegener.com.

COMPEL, MEDIAPLAN and iPUMP are registered trademarks of WEGENER Communications, Inc. All Rights Reserved.

This news release contains statements which are forward-looking within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The statements include those relating to revenues and earnings anticipated from the operation of the company's business plan and the introduction of a new suite of products with significant commercial potential including, but not limited to iPUMP(R), MediaPlan(R) and COMPEL(R). These statements are based upon the Company's current expectations and assumptions, which are subject to a number of risks and uncertainties including, but not limited to: customer acceptance and effectiveness of the Company's new products, development of additional business for the Wegener digital and analog video and audio transmission product lines, the successful development and introduction of new products in the future, delays in the conversion by private and broadcast networks to digital broadcast equipment, acceptance by various networks of standards for digital broadcasting, general market conditions which may not improve during 2003 and beyond, and the success of Wegener's research and development efforts aimed at developing new products, and the risk of the Company's stockholder rights plan being judicially challenged. Discussion of these and other risks and uncertainties are provided in detail in the Company's periodic filings with the SEC, including the Company's Annual Report on Form 10-K. The Company intends that such forward-looking statements are subject to the safe harbors created therefore. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected or inferred results. Forward-looking statements speak only as of the date the statement was made. Wegener Corporation does not undertake and specifically disclaims any obligation to update any forward-looking statements.


                                      # # #